Maylands Avenue
Hemel Hempstead
Herts HP2 7TG

Telephone: 0870 850 3333
Fax: 01727 204885
DX: 124022
Hemel Hempstead 4

[redacted]

08000611

31 January 2008

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street NW
Washington DC 20549
USA

Dixons Group PLC

For the attention of Special Counsel,
Office of International Corporation Finance

SUPPL

Dear Sir or Madam

Rule 12g3-2(b) File No. 82-3331

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

Yours faithfully
For and on behalf of
DSG international plc

Margaret Capstick
Company Secretary Department

PROCESSED
FEB 13 2008
THOMSON
FINANCIAL

Enc

dw 2/11

DSG DATACARE SOFTWARE GROUP

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number	3847921
Company name in full	DSG international plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	01	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	12358		
Nominal value of each share	2.5p		
Amount (if any) paid or due on each share (including any share premium)	81.64p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

END

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2